                                 -----------------------------------------------
                                 Filed by Millstream Acquisition Corporation and
                                 NationsHealth Holdings, L.L.C. pursuant to Rule
                                 425 under the Securities Act of 1933 and deemed
                                 filed pursuant to Rule 14a-12 under the
                                 Securities Exchange Act of 1934

                                 Subject Company: Millstream Acquisition
                                 Corporation, SEC File No. 000-50348
                                 -----------------------------------------------

Financial Community Presentation

April 2004

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Millstream, NationsHealth and their combined business after completion of the proposed acquisition. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Millstream’s and NationsHealth’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Millstream stockholders to approve the merger agreement and the transactions contemplated thereby; the number and percentage of Millstream stockholders voting against the merger; changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; changes in Medicare, Medicaid, Tricare, Champus and any other state or national-based reimbursement program; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which NationsHealth is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other providers of medical products and pharmacy benefits; timing approval and market acceptance of new products introduction; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Millstream's filings with the Securities and Exchange Commission, including its annual report on Form 10-KSB for the period ended December 31, 2003. The information set forth herein should be read in light of such risks. Neither Millstream nor NationsHealth assume any obligation to update the information contained in this press release.

Forward-Looking Statements

Millstream Acquisition Corporation

Established April 11, 2003 as a vehicle to effect a business combination with an operating business with significant growth potential

IPO on August 28, 2003 (MSTM.OB)

Sold 4.025 million units at $6.00 per unit, each unit consisted of:

One common share of Millstream

Two common stock purchase warrants

Raised net proceeds of $21,417,726

After a thorough search found NationsHealth, a high growth operating company

NationsHealth Highlights

Rapidly growing provider of prescription discount services and direct home delivery of diabetes, respiratory and ostomy supplies reimbursable by Medicare under Part B of the
Medicare Program

Generated over $25 million in revenues in 2003 --- its first full year of operations

Discount prescription drug card program

Enrolled over 1.5 million members

Exclusive agreement with Wellpoint Pharmacy Management

Medicare endorsed discount prescription card with Wellpoint

Medicare Part B market

Over 46,000 diabetes and 18,000 respiratory customers; likely to be a recurring revenue stream

Plans to expand into other Medicare Part B lines --- specialty pharmaceuticals

Retail initiative underway with large, national retail pharmacy chain

Proven record of growth with sustainable and leverageable business model

Attractive industry dynamics

More than 40 million Medicare eligible Americans

High prevalence of medical ailments covered under Part B

Newly established Medicare prescription drug benefits

Growing and proprietary customer database

Nimble management with extensive medical and information
technology experience

Attractive Investment Opportunity

Competitive Advantages

Low customer acquisition cost through effective marketing

Proprietary IT systems to handle individual customer enrollment and effectively manage customer data on a real-time basis

Efficient customer screening to provide complete customer service for a broad range of medical needs

Efficient in-house service for Part B customers

Documentation verification

Product shipping

Medicare billing and collection

Customer service

IT/MIS systems

Regulatory department

Exclusive Partnership with WellPoint

Exclusive contractor with WellPoint; NationsHealth’s responsibilities include:

All direct-to-consumer advertising and enrollment of members

Regulatory compliance --- verifying Medicare eligibility

All customer service functions

WellPoint’s responsibilities include:

Establishing a network of pharmacy providers and adjudicating claims

Negotiating rebates with pharmaceutical manufactures

NationsHealth and WellPoint to earn fees based on services provided

NationsHealth gains access to WellPoint’s customers to sell Part B products

New Medicare Prescription Drug Law – Part D

Description

Event

Date

Medicare cash benefits begin, with seniors
having deductibles, premiums and co-
pays; Medicare PBMs handle all the
administrative work along with continuing
to negotiate discounts for its managed
lives

Medicare recipients able to select one
Medicare Prescription Drug Plan
program

January 2006

Limited Medicare cash benefits begin,
seniors will begin to receive discounts on
drugs negotiated by card providers

Medicare recipients able to select one
Medicare Endorsed Discount Drug Card
provider….may change one time
annually, the end of the year

June 2004

WellPoint Pharmacy Management selected
as one of 28 national providers of the
Medicare endorsed discount prescription
card; NationsHealth is exclusive partner
with WellPoint

Medicare announced providers for the
Medicare endorsed discount prescription
drug program that begins in June 2004

March 2004

Program phased in; cash benefits from
Medicare to low income seniors begin in
June 2004; all other seniors January 2006

Congress passed legislation that, for the
first time, provides pharmaceutical
spending assistance to seniors;

December 2003

Potential Benefits of New Medicare Legislation

Land grab for market share

Medicare recipients will begin enrolling with a Medicare endorsed discount drug sponsor in May 2004; card sponsor will potentially become PBM for enrollees in
January 2006

NationsHealth is one of the only companies with the experience and infrastructure to enroll lives on an individual basis

Incentivizes more seniors to enroll in discount drug card programs

Increases NationsHealth’s customer base and ability to provide complete customer service for a broad range of medical needs

Increases transaction fees from retailers

Increases rebates from pharmaceutical manufacturers

In 2006, Medicare will outsource management of individual drug spending

PBMs will have greater interaction and control of a customer’s drug spending

Increased ability to service an increasing amount of the customer’s drug and medical product needs

Improving Business Landscape

Medicare endorsed cardholders +
Wellpoint’s existing lives

Rx card holders

Captive member base

Expanded products (2006)

Limited products

Medicare coverage

Mail order + retail outlets

Mail order

Part B distribution

Diabetes, respiratory, ostomy,
specialty pharmaceutical

Diabetes, respiratory

Part B revenue

Transaction fee + rebate

Transaction fee

Rx revenue

28

>100 (est.)

Rx competition

Medicare endorsed

Non-endorsed

Rx card type

2004+

2003

Financial Overview

Q4 2003 revenue of $10.3 million --- total 2003 revenue of $25.7 million

Annualized run rate based on the Q4 2003

Additional growth potentially to come from

Growing base of recurring revenue stream

Recently launched retail initiative

WellPoint relationship --- Medicare endorsed discount prescription card

Expansion into specialty pharmaceuticals

Acquisitions

Consolidated and Combined Statement of Operations

($ in ‘000’s)

Revenue

2003

2002

Net sales

$

25,073

$

2,531

Prescription card fees, net

654

10

Total revenue

25,727

2,541

Gross profit

15,520

879

Operating expenses:

Customer acquisition

6,233

885

Personnel costs

6,127

1,001

Provision for doubtful accounts

3,794

181

General and administrative

2,872

608

Depreciation and amortization

121

14

19,147

2,689

Loss from operations

(3,627)

(1,810)

Other income (expenses):

Interest income

2

-

Interest expense

(201)

(45)

Net loss

$

(3,826)

$

(1,855)

Unaudited Pro Forma Combined Balance Sheet

         2003

($ in ‘000’s; assumes maximum approval)

14

ASSETS

Current Assets

Cash and cash equivalents

$

16,377

Investments held in trust

2,000

Other current assets

4,570

Total current assets

22,947

Other assets

736

TOTAL ASSETS

23,683

LIABILITIES

Current liabilities

$

6,285

Long term debt

800

Total liabilities

7,085

STOCKHOLDERS’ EQUITY

Common stock

3

Additional paid-in capital

22,526

Accumulated Deficit

(5,931)

Stockholder Equity

16,598

LIABILITIES/STOCKHOLDERS’ EQUITY

$

23,683

The Transaction

The Proposed Transaction

In October 2003 Becton Dickinson & Co. (NYSE: BDX) invested $4 million in
NationsHealth for 4% ownership stake

NationsHealth will merge with a wholly owned sub of Millstream

Millstream will change its name to NationsHealth, Inc.

Seek listing on Nasdaq National Market

Estimated closing date July 2004

NationsHealth’s owners will receive an estimated 80% of the outstanding common stock

Estimated Shares Outstanding = 23.8 million

Post Warrant Exercise = 41.0 million

NationsHealth owners will also receive:

Warrants to purchase an aggregate of 8,050,000 at $8.50 per share

Warrants to purchase an aggregate of 1,050,000 at $11.00 per share

An aggregate of $3 million in cash

Additional Information about this Transaction

On April 9, 2004, Millstream filed with the Securities and Exchange Commission a preliminary proxy statement/prospectus regarding the proposed business combination transaction described in the foregoing information.  In addition, Millstream will prepare and file with the Commission a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction.  Investors and security holders are urged to read the definitive joint proxy statement/prospectus, when it becomes available, because it will contain important information.  The definitive joint proxy statement/prospectus will be sent to stockholders of Millstream seeking their approval of the proposed transaction.  Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed with the Commission by Millstream at the Commission’s website at www.sec.gov.  The definitive joint proxy statement/prospectus
(when it is available) and other documents filed by Millstream with the Commission may also be obtained for free from Millstream by directing a request to Arthur Spector, Millstream’s chairman, CEO and president.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

A detailed list of names, affiliations and interests of participants in the solicitation of proxies of stockholders of
Millstream to approve the merger is included in the preliminary joint proxy statement/prospectus.

Financial Community Presentation

April 2004